

Liliana Kligman · 3rd

Founding Board Member en That's 4 Entertainment

North Miami Beach, Florida · 95 connections · **Contact info**

 **Cafe Oscuro Films, L**

Northeastern Univer

Featured



Love Afterlife - Short Film
LOVE AFTERLIFE [Short Film]

THE CREATRESS - Official Website - Not How I Memoir It
THE CREATRESS - Official Website

Official Website of new Drama and Comedy movie The Creatress with Fran Drescher,...

CAF
Com
cafec

Experience



CEO/Producer
Cafe Oscuro Films, LLC



Oct 2011 – Present · 9 yrs 1 mo

  



Founding Board Member
That's 4 Entertainment · Self-employed
Jun 2018 – Present · 2 yrs 5 mos
Estados Unidos

Producer
Fit As A Pro - A Cafe Oscuro Films, LLC Brand
Jan 2014 – Jan 2019 · 5 yrs 1 mo

A+E
NETWORKS

Assistant of Scripted Shows Coordinator
Lifetime Television
May 2006 – Apr 2007 · 1 yr
Los Angeles y alrededores, Estados Unidos

Education

Northeastern University
Master's Degree in Digital Media (specialization in Film and Video Production)
2009 – 2011



Emerson College
Bachelor of Arts - BA, Visual and Media Arts
2003 – 2007



Emerson College
Bachelor of Visual and Media Arts
2003 – 2007



